UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________
Form SD
Specialized Disclosure Report

Finisar Corporation
(Exact name of registrant as specified in its charter)

Delaware	000-27999	94-3038428
(State or other jurisdiction of incorporation)	(Commission File No.)	(I.R.S. Employer Identification No.)

1389 Moffett Park Drive, Sunnyvale, CA 94089
(Address of principal executive offices)

Josh Shinnick (408) 548-1000
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2017.

Section 1. Conflict Minerals Disclosure

Item 1.01. Conflict Minerals Disclosure and Report

This Form SD of Finisar Corporation (the “Company”) is filed pursuant to Rule 13p‑1 under the Securities Exchange Act of 1934 (the “Rule”) for the reporting period from January 1, 2017 to December 31, 2017.
The Company has determined that certain Conflict Minerals (as defined in Exhibit 1.01. the Introduction) are necessary to the functionality or production of certain products manufactured by the Company and has reason to believe that, during the period covered by this report, certain of such conflict minerals potentially originated in the Democratic Republic of the Congo (“the DRC”) and/or one or more of the countries that share an internationally recognized border with the DRC. Accordingly, the Company has prepared a Conflict Minerals Report, a copy of which is attached hereto as Exhibit 1.01. The Conflict Minerals Report is also publicly available on the Company’s website at www.finisar.com.
Item 1.02. Exhibit

As noted in item 1.01, the Company is filing its Conflict Minerals Report as Exhibit 1.01 to this report.
Section 2. Exhibits
The following exhibits are filed as a part of this report:
Exhibit 1.01 - Conflict Minerals Report of Finisar Corporation
Exhibit 1.02 – List of Smelters

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.
Date: May 31, 2018
Finisar Corporation

By: /s/ Kurt Adzema
Kurt Adzema
Executive Vice President, Finance, and Chief Financial Officer

3

Exhibit Index

Exhibit No.	Description
1.01	Conflict Minerals Report of Finisar Corporation
1.02	List of Smelters

4

Finisar Corporation
Conflict Minerals Report
For the reporting period from January 1, 2017 to December 31, 2017
Introduction
This Conflict Minerals Report (this “Report”) of Finisar Corporation has been prepared pursuant to Rule 13p‑1 and Form SD promulgated under the Securities Exchange Act of 1934 (collectively, the “Rule”) for the reporting period from January 1, 2017 to December 31, 2017.
The Rule requires disclosure of certain information when a registrant manufactures or contracts to manufacture products for which the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals, which are collectively referred to in this Report as “Conflict Minerals,” are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten. The “Covered Countries” for the purposes of the Rule and this Report are the Democratic Republic of the Congo (“the DRC”), the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola. For purposes of this Report, reference to “Finisar,” “we,” “our” or the “Company” mean Finisar Corporation and its subsidiaries. As further described in this Report, certain of the Company’s operations manufacture, or contract to manufacture, products for which certain Conflict Minerals are necessary to the functionality or production of those products.
The Company and its Products
The Company is a leading provider of optical subsystems and components that are incorporated by its customers into larger systems used in a variety of data communication and telecommunication applications.
Subsystem Products: The Company’s optical subsystems provide the fundamental optical-electrical, or optoelectronic, interface for interconnecting the equipment used in wireline and wireless communication networks, including switches, routers and servers. These products rely on the use of semiconductor lasers and photodetectors in conjunction with integrated circuits, or ICs, and optoelectronic packaging to provide a cost-effective means for transmitting and receiving digital signals over fiber optic cable at speeds ranging from less than 1 gigabit per second, or Gbps, to more than 100 Gbps, over distances of less than 10 meters to more than 2,000 kilometers. These optical subsystems include the following products:

•	Transmitters which use a laser plus direct or indirect modulation to convert electrical signals into optical signals for transmission over fiber optics;

•	Receivers which incorporate photodetectors and convert incoming optical signals into electrical signals;

•	Transceivers which combine both transmitter and receiver functions in a single device;

•	Transponders which include a data serializer-deserializer function that would otherwise reside in the customer’s equipment if a transceiver were used; and

•	Active Optical Cables that combine two transceivers and a fiber optic cable that are built into an integrated cable assembly.

The Company’s optical subsystem products support a wide range of network protocols, transmission speeds, fiber types, wavelengths, transmission distances, physical configurations and software enhancements.
The Company also offers products known as wavelength selective switches, or WSS. In long-haul and metro networks, each fiber may carry 50 to 100 different high-speed optical channels, each with its own specific optical wavelength. WSS are switches that are used to dynamically switch network traffic from one optical fiber to multiple other fibers without first converting the optical signal to an electronic signal. The wavelength selective feature means the WSS enable any wavelength or combination of wavelengths to be switched from the input fiber to the output fibers. WSS products are sometimes combined with other components and sold as linecards that plug into a system chassis referred to as a Reconfigurable Optical Add-Drop Multiplexer (ROADM).

Component Products: The Company manufactures a number of active and passive optical components including vertical cavity surface emitting lasers (VCSELs), Fabry-Perot, (FP) lasers, distributed feedback (DFB) lasers, tunable lasers, positive intrinsic negative (PIN), detectors, fused fiber couplers, isolators, filters, polarization beam combiners, interleavers, splitters and amplifiers. Most of these optical components are used internally in the manufacture of the Company’s optical subsystems. Some of these components are also sold in the so-called “merchant market” to other subsystems manufacturers.
Covered Products: This report relates to products: (i) for which Conflict Minerals are necessary to the functionality or production of the product; (ii) that were manufactured, or contracted to be manufactured, by the Company and (iii) for which the manufacture was completed during calendar year 2017. These products, which are referred to in this Report collectively as “Covered Products” consist of all of the Company’s subsystem products and component products.
Manufacturing and Supply Chain
We manufacture most of our optical subsystems at our production facilities in Ipoh, Malaysia and Wuxi, China. We manufacture short wavelength parallel optical transceiver products and certain passive optical components used in our long wavelength transceiver products, as well as ROADM linecards products and WSS assemblies, at our facility in Shanghai, China. We also manufacture WSS products at our facility near Sydney, Australia. We conduct a substantial portion of our new product introduction activities at our Sunnyvale, California, Horsham, Pennsylvania, and Sydney, Australia facilities. We also conduct a portion of our new product introduction operations at our Ipoh and Shanghai facilities. We conduct wafer fabrication operations for the manufacture of VCSELs used in short wavelength transceiver products at our facility in Allen, Texas. We conduct wafer fabrication operations for the manufacture of long wavelength FP and DFB lasers at our facility in Fremont, California. We conduct wafer fabrication operations for the manufacturing of tunable lasers and photonic integrated circuits (PICs), in our facility in Järfälla, Sweden. We use contract manufacturers for a portion of our manufacturing needs, primarily printed circuit board assemblies.
Supply chain management is coordinated from our Sunnyvale, California facility and our international purchasing office in Shenzhen, China. Our supply chain is complex. The majority of the commercially available off-the-shelf components used in our products are purchased through distributors. As such, Finisar may not have a direct relationship with the supplier(s). Our component suppliers and their respective sub-tier suppliers are principally responsible for the procurement of the raw materials used in the manufacture of the components used in our Covered Products. Raw materials purchased by our direct and indirect suppliers contain minerals, including Conflict Minerals, obtained from smelters or refiners that, in turn, source those minerals from brokers and/or traders who procure minerals from various countries. Because we do not purchase materials directly from these smelters and refiners, we have relied on our suppliers, and on information available from industry sources, for purposes of this Report.
Reasonable Country of Origin Inquiry
Beginning in 2011, we have conducted an annual, good faith Reasonable Country of Origin Inquiry (RCOI) regarding the Conflict Minerals used in, or in connection with, the production of the Covered Products. The RCOI was reasonably designed to determine whether any Conflict Minerals originated in the Covered Countries and whether any Conflict Minerals may have come from recycled or scrap sources. This investigation uses the Responsible Minerals Initiative’s (RMI, www.responsiblemineralsinitiative.org ) Conflict Minerals Reporting Template (CMRT) for gathering data from our suppliers.
Finisar’s supply chain spend data consistently shows that 90% of our supply chain spend is with our top 100 suppliers as ranked by total spend. Accordingly, the “Top 100” Suppliers was established as the starting point for the scope of the conflict minerals RCOI survey. Expanding the survey effort to cover 100% of spend increases the scope to ~900 suppliers. The scope is adjusted to include those suppliers who may have been in the “Top 100” in a prior year - and are now ranked below #100. Suppliers may be removed from the database if: they cease operations, are purchased by another organization, or if the level of Finisar’s business with them falls so low, there is no value in keeping that supplier active in the survey Additionally, a few of the “Top 100” rankings are claimed by component distributors. Therefore, Finisar expands the survey to include those component suppliers purchased through any distributor in the “Top 100”.
For 2017, our fifth year of supply chain surveys regarding conflict minerals, the survey covered 126 active suppliers.
Despite year-over-year improvements in supply chain transparency and RCOI data quality, we do not have complete information regarding the potential presence of conflict minerals across our supply chain. In 2017, many suppliers (61 of 126, 48%) provided company-level conflict minerals declarations. However, we also saw an increase in the number of suppliers who were able to provide more focused, product-level conflict mineral declarations (49 of 126, 39%), which improves the overall data accuracy for Finisar’s consolidated report. For those suppliers who provide, company-wide reports, such reports do not identify which smelters specifically are used in the sourcing for the specific products supplied to Finisar. Therefore, Finisar reports all smelters, as being potentially in our supply chain, with any minerals originating in the conflict region as potentially supplied to Finisar. The results of our RCOI, program metrics, and due diligence efforts consider these limitations. By preferring a company-level CMRT whenever possible, our conflict minerals reporting addresses the status of our supply chain, even as the specific components sourced from each supplier may change throughout the year.
Considering the 126 suppliers in the CY2017 database, suppliers’ responses to Question 2 from the CMRT Declaration, “Does any 3TG remains in the products?”, shows that:

•	92 of our direct suppliers confirmed the use of gold, tin, tantalum, or tungsten in the products supplied to Finisar;

•	34 of our direct suppliers reported that the products supplied to Finisar do not include any gold, tin, tantalum, or tungsten.
Table 1, below, summarizes our suppliers’ responses to Question 5 from the CMRT Declaration, (“What percentage of relevant supplier have provided a response to your supply chain?”)

Table 1: Percentage of Supplier Reporting 100% of Smelters Identified
Mineral	Identified 100%		Identified <100%		Other*
Gold	80	63%	—	—%	46	37%
Tin	73	58%	—	—%	53	42%
Tungsten	50	40%	—	—%	76	60%
Tantalum	53	41%	—	—%	73	59%
*Other includes "not answered" and "not applicable"
In total, our suppliers identified 248 legitimate smelters (by RMI identification number, or CID) who reported ore country of origin locations in 37 countries. The geographic profile based on the smelter data, shows that 2% of the Gold smelters identified by Finisar suppliers are located in Africa, including Covered Countries and non-covered countries - specifically South Africa. Our suppliers reported no Tin, Tungsten, or Tantalum smelters in Africa. Table 2 and Table 3 below summarize the findings from our 2017 Reasonable Country of Origin Inquiry, based on unique CID. Smelter status was updated to reflect the information listed in the RMI database as of 15-March-2018:

Table 2: Percent Compliant per Mineral				Table 3: Smelter Status as per RMI Members' Access Database
Mineral	Compliant	Not yet Compliant	Percent Compliant	Smelter Status, 15-March-2018	Qty	Pctg
Gold	95	4	96%	Conformant	244	98%
Tin	69	—	100%	On the RMAP Active List	—	—%
Tungsten	41	—	100%	In Communication with RMAP	2	1%
Tantalum	39	—	100%	Outreach Needed - push to join RMAP	2	1%
Total	244	4		Other Status	—	—%
				Non Conformant	—	—%
				Total	248
At the end of CY2014, in an effort to drive improvement through the supply chain, we established internal goals for improving the “percent compliant” position of each mineral, with the aim of driving more smelters to achieve RMAP compliance, and for our supply chain to source more material from RMI-compliant smelters. The CY2017 goals were met or exceeded for Gold, Tin, Tungsten, and Tantalum.

Table 4: Three-Year Trends for Percent Compliant Smelter – Goals and Results
Mineral	CY15 Goal	CY15 Results	CY15 Goal Achieved?	CY16 Goal	CY16 Results	CY16 Goal Achieved?	CY17 Goal	CY17 Results	CY17 Goal Achieved?
Gold	75%	67%	No	75%	77%	Yes	85%	96%	Yes
Tin	55%	81%	Yes	85%	82%	No	90%	100%	Yes
Tungsten	55%	74%	Yes	80%	90%	Yes	100%	100%	Yes
Tantalum	100%	100%	Yes	100%	100%	Yes	100%	100%	Yes
Due Diligence Process
On the basis of the findings in our RCOI, we conducted a broader due diligence investigation regarding the source and chain of custody of the Conflict Minerals used in the Covered Products. The Company’s due diligence measures have been designed to conform to the framework in the Organization of Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chain of Minerals from Conflict-Affected and High Risk Areas: Second Edition, including the related supplements on gold, tin, tantalum and tungsten (the “OECD Guidance”). The OECD Guidance specifies a five-step framework for risk-based due diligence for responsible supply chains of minerals sourced from conflict-affected and high-risk areas.
Step 1: Establish Strong Company Management Systems.
The first step in the OECD framework is to establish strong internal systems, including record-keeping and chain of custody tracking and/or traceability systems. To implement Step 1, we have taken the following actions:

•
In April 2011, we adopted our Conflict Minerals policy, which was revised in 2012, 2014 and 2016. The current policy statement is posted on our website (www.finisar.com ). The October 2014 revision clarified our corporate policy to not purchase from known conflict sources, and our expectation that our suppliers abide by the same standard. Further, this policy established the corporate goal to purchase from only responsible, conflict-free sources, as validated by the Responsible Minerals Initiative (the "RMI");

•
We established a cross-functional Conflict Minerals Working Group under the direction of our Global Quality System Manager and including representatives of our Legal, Finance, Global Supply Chain, and Internal Audit Departments. This group reports its activities to our executive management at quarterly-scheduled meetings and bi-annually to the Audit Committee of our Board of Directors;

•
We adopted our Conflict Minerals Due Diligence and Reporting procedure in 2013 to receive inquiries and grievances regarding our conflict minerals programs and practices. This procedure was refined in February, 2014 to define the requirements regarding follow-up investigations after the report of alleged suspect conflict sources, and in October 2014 to incorporate best-practices identified from the September 2014 RMI member workshop. The July-2016 update to our procedure incorporated feedback learned through the RMAP peer-review program offered by RMI’s Due Diligences Practices team following the May-2016 filing deadline;

•
We communicated the Company Policy to our direct suppliers and requested that they conduct their own RCOI and return a completed RMI Conflict Minerals Reporting Template. In 2014, we added the topic of Conflict Minerals to our Supplier Assessment process in our supply chain to better understand and assess our suppliers’ RCOI and due diligence efforts regarding Conflict Minerals.

Step 2: Identify and Assess Risk in the Supply Chain.
The second step in the OECD framework requires an assessment of conflict-related risks in the supply chain. To implement Step 2, we have taken the following actions:

•
Following the process designed in 2012, we compiled a list of our top 100 suppliers based on FY17-Q3 spend data. Each of these suppliers received a request for a current assessment using the CMRT to report the down-stream smelters and refiners for tin, tungsten, tantalum, and/or gold. Suppliers, were sent follow-up inquiries if survey answers were inconsistent or incomplete, or if the accompanying smelter list required review and clarification;

•	The supplier responses for smelter and mine data were de-duplicated to develop a single smelter list. We used our suppliers’ responses to identify smelters, refiners and country of origin data;

•
We followed the guidelines established by the Responsible Minerals Initiative (www.responsiblemineralsinitiative.org), and referenced the RMI master smelter database to confirm compliance status for each smelter reported from our supply chain. This database is queried periodically to update smelter status for follow-up reports and due diligence efforts; and,

•
We established a follow up investigation procedure to respond to customers’ or other interested parties’ inquiries regarding potential suspect suppliers. If we become aware of concerns about suspect mineral sourcing, we require the supplier purchasing from the suspect source to investigate and conduct traceability of materials, implement corrective actions if necessary, and provide assurance of a conflict-free supply chain.

Step 3: Design and Implement a Strategy to Respond to Identified Risks.
The third step in the OECD framework is the development of a strategy to mitigate and regularly monitor risks in the supply chain. To implement Step 3, we have taken the following actions:

•
We have developed procedures for sending supply-chain inquiries to our top 100 suppliers on an annual basis, reviewing their responses, consolidating the information in a central database, and conducting follow-up inquiries and/or action items to address any incomplete or inconsistent responses;

•
We continue to follow and consult the RBA guidelines, RMI, and other industry-sponsored programs, events, and best practices. In September 2014, Finisar became a member of RMI in order to leverage the research and data analysis available to member companies as part of our Conflict Free RCOI and due diligence efforts. Additionally we began participating in an informal working group comprised of several similarly situated Silicon Valley companies. The aim of this group is to share insights and best practices regarding RCOI, data management, and due diligence efforts around issues of supply chain transparency and ethical sourcing, including conflict minerals;

•	We report information on the sources and chain of custody of Conflict Minerals used in our products to our executive management and the Audit Committee of our Board of Directors;

•
We require our suppliers to conduct investigations of any smelters identified as high-risk and work with our suppliers to address compliance issues and to transition their processing to RMAP compliant smelters; and

•	We will take appropriate action, including the discontinuation of the supply relationships, when we determine that our suppliers are not adhering to the Company Policy.
Step 4: Carry Out Independent Third-Party Audit of Supply Chain Due Diligence.
The fourth step in the OECD framework is to obtain audits of due diligence practices employed by smelters and refiners supplying minerals from conflict-affected and high-risk areas. Because we do not source Conflict Minerals directly from smelters or other processing facilities, we rely on third parties, including the RMI, to coordinate and conduct third-party audits of these facilities. We rely upon the published results of these third-party audits to validate the responsible sourcing practices of the smelters and other processing facilities in our supply chain.
Step 5: Report on Supply Chain Due Diligence.
The fifth step in the OECD framework requires companies to publicly report on their supply chain due diligence policies and practices. To implement Step 5, have taken or intend to take the following actions:

•	We will file an annual report with the Securities and Exchange Commission (SEC) on Form SD, together with any required Conflict Minerals Report and report of independent private sector auditor;

•	We will make all such SEC reports available on our website;

•	We will provide our RMI Conflict Minerals Reporting template to customers and other qualified interested parties upon request.
Additionally, we may refer to our conflict minerals program, as appropriate, in other public statements reports filed with the SEC.

Conflict Minerals Smelters and Refiners
Based on the CY2017 information reported by our direct suppliers, the top five smelter locations by country, consolidated for all four minerals, were China, Indonesia, Japan, United States of America, and Germany.

Table 5: Geographic Profile of Smelter Locations
	Americas	Europe	Asia / Pacific	Africa
Gold	14	27	56	2
Tin	11	3	55	—
Tungsten	5	3	33	—
Tantalum	11	6	22	—
Country of Origin of Conflict Materials in the Covered Products
Based on the information provided by our direct suppliers, and otherwise obtained to date through the due diligence process described above, we have reason to believe that some of the Conflict Minerals necessary to the functionality or production of the Covered Products originated from the following Covered Countries: the Democratic Republic of the Congo, Burundi, and Rwanda. Although at this time we cannot give any firm assurance, based on the findings from our RCOI, Finisar is not aware of any of its products containing Conflict Minerals whose mining, smelting, or refining has benefited armed conflict and other human rights or environmental abuses in any of the Covered Countries.
Further Steps in Our Due Diligence Process
For 2018, the Company plans to take the following steps, among others, to improve its due diligence process and to further mitigate the risk that the Conflict Minerals necessary to the functionality or production of the Covered Products benefits armed conflict and other human rights or environmental abuses in any of the Covered Countries:

•
We will continue to engage with our direct suppliers and, in partnership with those suppliers, engage with their supply chain, smelters and processing facilities, to obtain current, accurate and complete information regarding our Conflict Mineral sources;

•
We will continue to encourage our direct suppliers to adhere to Finisar’s Ethical Souring and Conflict Minerals Policy, to refine their own due diligence program, and to encourage smelters in the supply chain to obtain a “conflict-free” designation from an independent, third-party audit program;

•
We will advise our suppliers that we intend to cease doing business with suppliers who continue to source Conflict Minerals from smelters that are not confirmed as “conflict-free” or actively engaged with RMAP, with a clear roadmap and timeline to become compliant;

•
For CY2018, we will continue our annual survey of all active suppliers surveyed in a prior year and the current year’s "Top 100" suppliers, based on the framework described in Step 2. This survey will leverage the recently updated CMRT version 5.01/5.10 and its updated smelter identification look-up tables. Additional due diligence inquiries will be based on a supplier’s answers to survey questions, and the smelters / countries named in their declaration; and,

•
Our on-going follow-up efforts will continue toward on improving the “percent compliant” position for each of the four minerals (see Table 4, on Pg. 4). Our CY2018 goals for each mineral are: Tantalum = 100%, Tin = 100%, Tungsten = 100%, and Gold = 97%, sourcing from compliant smelters.

Exhibit 1.02 - List of Smelters -- Consolidated Results from 2017 Survey Responses

Metal	CID#	Country	Smelter Name	Audit Status per RMI database 15-Mar-2018
Gold	CID000077	SWITZERLAND	Argor-Heraeus S.A.	Conformant
Gold	CID000082	JAPAN	Asahi Pretec Corp.	Conformant
Gold	CID000401	JAPAN	Dowa	Conformant
Gold	CID000807	JAPAN	Ishifuku Metal Industry Co., Ltd.	Conformant
Gold	CID000937	JAPAN	JX Nippon Mining & Metals Co., Ltd.	Conformant
Gold	CID000981	JAPAN	Kojima Chemicals Co., Ltd.	Conformant
Gold	CID001119	JAPAN	Matsuda Sangyo Co., Ltd.	Conformant
Gold	CID001153	SWITZERLAND	Metalor Technologies S.A.	Conformant
Gold	CID001188	JAPAN	Mitsubishi Materials Corporation	Conformant
Gold	CID001193	JAPAN	Mitsui Mining and Smelting Co., Ltd.	Conformant
Gold	CID001259	JAPAN	Nihon Material Co., Ltd.	Conformant
Gold	CID001534	CANADA	Royal Canadian Mint	Conformant
Gold	CID001798	JAPAN	Sumitomo Metal Mining Co., Ltd.	Conformant
Gold	CID001875	JAPAN	Tanaka Kikinzoku Kogyo K.K.	Conformant
Gold	CID001938	JAPAN	Tokuriki Honten Co., Ltd.	Conformant
Gold	CID002224	CHINA	Zhongyuan Gold Smelter of Zhongjin Gold Corporation	Conformant
Gold	CID001761	TAIWAN	Solar Applied Materials Technology Corp.	Conformant
Gold	CID000920	UNITED STATES	Asahi Refining USA Inc.	Conformant
Gold	CID001993	UNITED STATES	United Precious Metal Refining, Inc.	Conformant
Gold	CID000711	GERMANY	Heraeus Precious Metals GmbH & Co. KG	Conformant
Gold	CID001980	BELGIUM	Umicore S.A. Business Unit Precious Metals Refining	Conformant
Gold	CID001149	CHINA	Metalor Technologies (Hong Kong) Ltd.	Conformant
Gold	CID001157	UNITED STATES	Metalor USA Refining Corporation	Conformant
Gold	CID000969	UNITED STATES	Kennecott Utah Copper LLC	Conformant
Gold	CID000707	CHINA	Heraeus Metals Hong Kong Ltd.	Conformant
Gold	CID001113	UNITED STATES	Materion	Conformant
Gold	CID000035	GERMANY	Allgemeine Gold-und Silberscheideanstalt A.G.	Conformant
Gold	CID000058	BRAZIL	AngloGold Ashanti Corrego do Sitio Mineracao	Conformant
Gold	CID000233	ITALY	Chimet S.p.A.	Conformant
Gold	CID001916	CHINA	The Refinery of Shandong Gold Mining Co., Ltd.	Conformant
Gold	CID000694	GERMANY	Heimerle + Meule GmbH	Conformant
Gold	CID000924	CANADA	Asahi Refining Canada Ltd.	Conformant
Gold	CID000113	GERMANY	Aurubis AG	Conformant
Gold	CID001622	CHINA	Shandong Zhaojin Gold & Silver Refinery Co., Ltd.	Conformant
Gold	CID002003	SWITZERLAND	Valcambi S.A.	Conformant
Gold	CID000041	UZBEKISTAN	Almalyk Mining and Metallurgical Complex (AMMC)	Conformant
Gold	CID000185	CANADA	CCR Refinery - Glencore Canada Corporation	Conformant
Gold	CID000090	JAPAN	Asaka Riken Co., Ltd.	Conformant
Gold	CID000128	PHILIPPINES	Bangko Sentral ng Pilipinas (Central Bank of the Philippines)	Conformant
Gold	CID000157	SWEDEN	Boliden AB	Conformant

Metal	CID#	Country	Smelter Name	Audit Status per RMI database 15-Mar-2018
Gold	CID000176	GERMANY	C. Hafner GmbH + Co. KG	Conformant
Gold	CID000814	TURKEY	Istanbul Gold Refinery	Conformant
Gold	CID001352	SWITZERLAND	PAMP S.A.	Conformant
Gold	CID000019	JAPAN	Aida Chemical Industries Co., Ltd.	Conformant
Gold	CID000855	CHINA	Jiangxi Copper Co., Ltd.	Conformant
Gold	CID000425	JAPAN	Eco-System Recycling Co., Ltd.	Conformant
Gold	CID001078	KOREA, REPUBLIC OF	LS-NIKKO Copper Inc.	Conformant
Gold	CID001152	SINGAPORE	Metalor Technologies (Singapore) Pte., Ltd.	Conformant
Gold	CID001161	MEXICO	Metalurgica Met-Mex Penoles S.A. De C.V.	Conformant
Gold	CID001220	TURKEY	Nadir Metal Rafineri San. Ve Tic. A.S.	Conformant
Gold	CID001325	JAPAN	Ohura Precious Metal Industry Co., Ltd.	Conformant
Gold	CID001397	INDONESIA	PT Aneka Tambang (Persero) Tbk	Conformant
Gold	CID001498	SWITZERLAND	PX Precinox S.A.	Conformant
Gold	CID001512	SOUTH AFRICA	Rand Refinery (Pty) Ltd.	Conformant
Gold	CID001585	SPAIN	SEMPSA Joyeria Plateria S.A.	Conformant
Gold	CID001756	RUSSIAN FEDERATION	SOE Shyolkovsky Factory of Secondary Precious Metals	Conformant
Gold	CID001977	BRAZIL	Umicore Brasil Ltda.	Conformant
Gold	CID002030	AUSTRALIA	Western Australian Mint (T/a The Perth Mint)	Conformant
Gold	CID002100	JAPAN	Yamakin Co., Ltd.	Conformant
Gold	CID002129	JAPAN	Yokohama Metal Co., Ltd.	Conformant
Gold	CID002243	CHINA	Gold Refinery of Zijin Mining Group Co., Ltd.	Conformant
Gold	CID002314	THAILAND	Umicore Precious Metals Thailand	Conformant
Gold	CID002510	UNITED STATES	Republic Metals Corporation	Conformant
Gold	CID001147	CHINA	Metalor Technologies (Suzhou) Ltd.	Conformant
Gold	CID000927	RUSSIAN FEDERATION	JSC Ekaterinburg Non-Ferrous Metal Processing Plant	Conformant
Gold	CID002779	AUSTRIA	Ogussa Osterreichische Gold- und Silber-Scheideanstalt GmbH	Conformant
Gold	CID000362	GERMANY	DODUCO Contacts and Refining GmbH	Conformant
Gold	CID001573	NETHERLANDS	Schone Edelmetaal B.V.	Conformant
Gold	CID000359	KOREA, REPUBLIC OF	DSC (Do Sung Corporation)	Conformant
Gold	CID000801	CHINA	Inner Mongolia Qiankun Gold and Silver Refinery Share Co., Ltd.	Conformant
Gold	CID000823	JAPAN	Japan Mint	Conformant
Gold	CID000929	RUSSIAN FEDERATION	JSC Uralelectromed	Conformant
Gold	CID000957	KAZAKHSTAN	Kazzinc	Conformant
Gold	CID001029	KYRGYZSTAN	Kyrgyzaltyn JSC	Conformant
Gold	CID002509	INDIA	MMTC-PAMP India Pvt., Ltd.	Conformant
Gold	CID001204	RUSSIAN FEDERATION	Moscow Special Alloys Processing Plant	Conformant
Gold	CID001326	RUSSIAN FEDERATION	OJSC "The Gulidov Krasnoyarsk Non-Ferrous Metals Plant" (OJSC Krastsvetmet)	Conformant
Gold	CID000493	RUSSIAN FEDERATION	OJSC Novosibirsk Refinery	Conformant
Gold	CID001386	RUSSIAN FEDERATION	Prioksky Plant of Non-Ferrous Metals	Conformant
Gold	CID001555	KOREA, REPUBLIC OF	Samduck Precious Metals	Conformant
Gold	CID001736	CHINA	Sichuan Tianze Precious Metals Co., Ltd.	Conformant
Gold	CID002516	TAIWAN	Singway Technology Co., Ltd.	Conformant

Metal	CID#	Country	Smelter Name	Audit Status per RMI database 15-Mar-2018
Gold	CID002580	ITALY	T.C.A S.p.A	Conformant
Gold	CID001955	KOREA, REPUBLIC OF	Torecom	Conformant
Gold	CID000015	UNITED STATES	Advanced Chemical Company	Conformant
Gold	CID002778	GERMANY	WIELAND Edelmetalle GmbH	Conformant
Gold	CID002560	UNITED ARAB EMIRATES	Al Etihad Gold LLC	Conformant
Gold	CID000328	KOREA, REPUBLIC OF	Daejin Indus Co., Ltd.	Conformant
Gold	CID002561	UNITED ARAB EMIRATES	Emirates Gold DMCC	Conformant
Gold	CID002459	UNITED STATES	Geib Refining Corporation	Conformant
Gold	CID002605	KOREA, REPUBLIC OF	Korea Zinc Co., Ltd.	Conformant
Gold	CID002777	GERMANY	SAXONIA Edelmetalle GmbH	Conformant
Gold	CID000689	KOREA, REPUBLIC OF	HeeSung Metal Ltd.	Conformant
Gold	CID002850	SOUTH AFRICA	AU Traders and Refiners	Conformant
Gold	CID002761	FRANCE	SAAMP	Conformant
Gold	CID000264	JAPAN	Chugai Mining	In Communication
Gold	CID000343	CHINA	Daye Non-Ferrous Metals Mining Ltd.	In Communication
Gold	CID001236	UZBEKISTAN	Navoi Mining and Metallurgical Combinat	Outreach Required
Gold	CID001909	CHINA	Great Wall Precious Metals Co., Ltd. of CBPM	Outreach Required
Tantalum	CID001192	JAPAN	Mitsui Mining and Smelting Co., Ltd.	Conformant
Tantalum	CID001869	JAPAN	Taki Chemical Co., Ltd.	Conformant
Tantalum	CID001175	BRAZIL	Mineracao Taboca S.A.	Conformant
Tantalum	CID000914	CHINA	JiuJiang JinXin Nonferrous Metals Co., Ltd.	Conformant
Tantalum	CID001277	CHINA	Ningxia Orient Tantalum Industry Co., Ltd.	Conformant
Tantalum	CID002548	UNITED STATES	H.C. Starck Inc.	Conformant
Tantalum	CID000460	CHINA	F&X Electro-Materials Ltd.	Conformant
Tantalum	CID001969	KAZAKHSTAN	Ulba Metallurgical Plant JSC	Conformant
Tantalum	CID002544	THAILAND	H.C. Starck Co., Ltd.	Conformant
Tantalum	CID002545	GERMANY	H.C. Starck Tantalum and Niobium GmbH	Conformant
Tantalum	CID002547	GERMANY	H.C. Starck Hermsdorf GmbH	Conformant
Tantalum	CID002549	JAPAN	H.C. Starck Ltd.	Conformant
Tantalum	CID002550	GERMANY	H.C. Starck Smelting GmbH & Co. KG	Conformant
Tantalum	CID002557	UNITED STATES	Global Advanced Metals Boyertown	Conformant
Tantalum	CID000291	CHINA	Guangdong Rising Rare Metals-EO Materials Ltd.	Conformant
Tantalum	CID001769	RUSSIAN FEDERATION	Solikamsk Magnesium Works OAO	Conformant
Tantalum	CID000456	UNITED STATES	Exotech Inc.	Conformant
Tantalum	CID000616	CHINA	Guangdong Zhiyuan New Material Co., Ltd.	Conformant
Tantalum	CID000917	CHINA	Jiujiang Nonferrous Metals Smelting Company Limited	Conformant
Tantalum	CID001076	BRAZIL	LSM Brasil S.A.	Conformant
Tantalum	CID002492	CHINA	Hengyang King Xing Lifeng New Materials Co., Ltd.	Conformant
Tantalum	CID002504	UNITED STATES	D Block Metals, LLC	Conformant
Tantalum	CID001200	ESTONIA	NPM Silmet AS	Conformant
Tantalum	CID002558	JAPAN	Global Advanced Metals Aizu	Conformant
Tantalum	CID000211	CHINA	Changsha South Tantalum Niobium Co., Ltd.	Conformant

Metal	CID#	Country	Smelter Name	Audit Status per RMI database 15-Mar-2018
Tantalum	CID002539	MEXICO	KEMET Blue Metals	Conformant
Tantalum	CID002568	UNITED STATES	KEMET Blue Powder	Conformant
Tantalum	CID002847	MACEDONIA, THE FORMER YUGOSLAV REPUBLIC OF	Power Resources Ltd.	Conformant
Tantalum	CID002506	CHINA	Jiujiang Zhongao Tantalum & Niobium Co., Ltd.	Conformant
Tantalum	CID002505	CHINA	FIR Metals & Resource Ltd.	Conformant
Tantalum	CID001163	INDIA	Metallurgical Products India Pvt., Ltd.	Conformant
Tantalum	CID001891	UNITED STATES OF AMERICA	Telex Metals	Conformant
Tantalum	CID002307	CHINA	Yichun Jin Yang Rare Metal Co., Ltd.	Conformant
Tantalum	CID002512	CHINA	Jiangxi Dinghai Tantalum & Niobium Co., Ltd.	Conformant
Tantalum	CID002842	CHINA	Jiangxi Tuohong New Raw Material	Conformant
Tantalum	CID001508	UNITED STATES	QuantumClean	Conformant
Tantalum	CID002707	BRAZIL	Resind Industria e Comercio Ltda.	Conformant
Tantalum	CID001522	CHINA	RFH Tantalum Smeltery Co., Ltd./Yanling Jincheng Tantalum & Niobium Co., Ltd.	Conformant
Tantalum	CID002508	CHINA	XinXing HaoRong Electronic Material Co., Ltd.	Conformant
Tin	CID000315	INDONESIA	CV United Smelting	Conformant
Tin	CID000402	JAPAN	Dowa	Conformant
Tin	CID000438	BOLIVIA (PLURINATIONAL STATE OF)	EM Vinto	Conformant
Tin	CID000468	POLAND	Fenix Metals	Conformant
Tin	CID000538	CHINA	Gejiu Non-Ferrous Metal Processing Co., Ltd.	Conformant
Tin	CID001070	CHINA	China Tin Group Co., Ltd.	Conformant
Tin	CID001105	MALAYSIA	Malaysia Smelting Corporation (MSC)	Conformant
Tin	CID001173	BRAZIL	Mineracao Taboca S.A.	Conformant
Tin	CID001182	PERU	Minsur	Conformant
Tin	CID001191	JAPAN	Mitsubishi Materials Corporation	Conformant
Tin	CID001337	BOLIVIA (PLURINATIONAL STATE OF)	Operaciones Metalurgical S.A.	Conformant
Tin	CID001399	INDONESIA	PT Artha Cipta Langgeng	Conformant
Tin	CID001402	INDONESIA	PT Babel Inti Perkasa	Conformant
Tin	CID001419	INDONESIA	PT Bangka Tin Industry	Conformant
Tin	CID001421	INDONESIA	PT Belitung Industri Sejahtera	Conformant
Tin	CID001428	INDONESIA	PT Bukit Timah	Conformant
Tin	CID001434	INDONESIA	PT DS Jaya Abadi	Conformant
Tin	CID001438	INDONESIA	PT Eunindo Usaha Mandiri	Conformant
Tin	CID001453	INDONESIA	PT Mitra Stania Prima	Conformant
Tin	CID001458	INDONESIA	PT Prima Timah Utama	Conformant
Tin	CID001460	INDONESIA	PT Refined Bangka Tin	Conformant
Tin	CID001463	INDONESIA	PT Sariwiguna Binasentosa	Conformant
Tin	CID001468	INDONESIA	PT Stanindo Inti Perkasa	Conformant
Tin	CID001477	INDONESIA	PT Timah (Persero) Tbk Kundur	Conformant
Tin	CID001482	INDONESIA	PT Timah (Persero) Tbk Mentok	Conformant
Tin	CID001490	INDONESIA	PT Tinindo Inter Nusa	Conformant
Tin	CID001898	THAILAND	Thaisarco	Conformant
Tin	CID002180	CHINA	Yunnan Tin Company Limited	Conformant

Metal	CID#	Country	Smelter Name	Audit Status per RMI database 15-Mar-2018
Tin	CID002455	INDONESIA	CV Venus Inti Perkasa	Conformant
Tin	CID002503	INDONESIA	PT ATD Makmur Mandiri Jaya	Conformant
Tin	CID002530	INDONESIA	PT Inti Stania Prima	Conformant
Tin	CID002773	BELGIUM	Metallo Belgium N.V.	Conformant
Tin	CID002776	INDONESIA	PT Bangka Prima Tin	Conformant
Tin	CID002158	CHINA	Yunnan Chengfeng Non-ferrous Metals Co., Ltd.	Conformant
Tin	CID000292	UNITED STATES OF AMERICA	Alpha	Conformant
Tin	CID002036	BRAZIL	White Solder Metalurgia e Mineracao Ltda.	Conformant
Tin	CID001758	BRAZIL	Soft Metais Ltda.	Conformant
Tin	CID001539	TAIWAN	Rui Da Hung	Conformant
Tin	CID002706	BRAZIL	Resind Industria e Comercio Ltda.	Conformant
Tin	CID001493	INDONESIA	PT Tommy Utama	Conformant
Tin	CID001142	UNITED STATES OF AMERICA	Metallic Resources, Inc.	Conformant
Tin	CID000244	CHINA	Jiangxi Ketai Advanced Material Co., Ltd.	Conformant
Tin	CID000306	INDONESIA	CV Gita Pesona	Conformant
Tin	CID000309	INDONESIA	PT Aries Kencana Sejahtera	Conformant
Tin	CID000313	INDONESIA	CV Serumpun Sebalai	Conformant
Tin	CID001314	THAILAND	O.M. Manufacturing (Thailand) Co., Ltd.	Conformant
Tin	CID001457	INDONESIA	PT Panca Mega Persada	Conformant
Tin	CID001471	INDONESIA	PT Sumber Jaya Indah	Conformant
Tin	CID002468	BRAZIL	Magnu's Minerais Metais e Ligas Ltda.	Conformant
Tin	CID002500	BRAZIL	Melt Metais e Ligas S.A.	Conformant
Tin	CID002517	PHILIPPINES	O.M. Manufacturing Philippines, Inc.	Conformant
Tin	CID002570	INDONESIA	CV Ayi Jaya	Conformant
Tin	CID002774	SPAIN	Metallo Spain S.L.U.	Conformant
Tin	CID002816	INDONESIA	PT Sukses Inti Makmur	Conformant
Tin	CID001908	CHINA	Gejiu Yunxin Nonferrous Electrolysis Co., Ltd.	Conformant
Tin	CID002829	INDONESIA	PT Kijang Jaya Mandiri	Conformant
Tin	CID001448	INDONESIA	PT Karimun Mining	Conformant
Tin	CID002835	INDONESIA	PT Menara Cipta Mulia	Conformant
Tin	CID000942	CHINA	Gejiu Kai Meng Industry and Trade LLC	Conformant
Tin	CID002593	INDONESIA	CV Tiga Sekawan	Conformant
Tin	CID002859	CHINA	Gejiu Jinye Mineral Company	Conformant
Tin	CID000760	CHINA	Huichang Jinshunda Tin Co., Ltd.	Conformant
Tin	CID002849	CHINA	Guanyang Guida Nonferrous Metal Smelting Plant	Conformant
Tin	CID002870	INDONESIA	PT Lautan Harmonis Sejahtera	Conformant
Tin	CID002848	CHINA	Gejiu Fengming Metallurgy Chemical Plant	Conformant
Tin	CID002592	INDONESIA	CV Dua Sekawan	Conformant
Tin	CID000228	CHINA	Chenzhou Yunxiang Mining and Metallurgy Co., Ltd.	Conformant
Tin	CID003116	CHINA	Guangdong Hanhe Non-Ferrous Metal Co., Ltd.	Conformant
Tin	CID002844	CHINA	HuiChang Hill Tin Industry Co., Ltd.	Conformant
Tungsten	CID002082	CHINA	Xiamen Tungsten Co., Ltd.	Conformant

Metal	CID#	Country	Smelter Name	Audit Status per RMI database 15-Mar-2018
Tungsten	CID002320	CHINA	Xiamen Tungsten (H.C.) Co., Ltd.	Conformant
Tungsten	CID000825	JAPAN	Japan New Metals Co., Ltd.	Conformant
Tungsten	CID000568	UNITED STATES OF AMERICA	Global Tungsten & Powders Corp.	Conformant
Tungsten	CID002541	GERMANY	H.C. Starck Tungsten GmbH	Conformant
Tungsten	CID002044	AUSTRIA	Wolfram Bergbau und Hutten AG	Conformant
Tungsten	CID000875	CHINA	Ganzhou Huaxing Tungsten Products Co., Ltd.	Conformant
Tungsten	CID000258	CHINA	Chongyi Zhangyuan Tungsten Co., Ltd.	Conformant
Tungsten	CID000105	UNITED STATES	Kennametal Huntsville	Conformant
Tungsten	CID000004	JAPAN	A.L.M.T. TUNGSTEN Corp.	Conformant
Tungsten	CID000769	CHINA	Hunan Chunchang Nonferrous Metals Co., Ltd.	Conformant
Tungsten	CID002542	GERMANY	H.C. Starck Smelting GmbH & Co. KG	Conformant
Tungsten	CID002543	VIET NAM	Nui Phao H.C. Starck Tungsten Chemicals Manufacturing LLC	Conformant
Tungsten	CID002589	UNITED STATES OF AMERICA	Niagara Refining LLC	Conformant
Tungsten	CID002494	CHINA	Ganzhou Seadragon W & Mo Co., Ltd.	Conformant
Tungsten	CID002317	CHINA	Jiangxi Xinsheng Tungsten Industry Co., Ltd.	Conformant
Tungsten	CID002579	CHINA	Hunan Chuangda Vanadium Tungsten Co., Ltd. Wuji	Conformant
Tungsten	CID002551	CHINA	Jiangwu H.C. Starck Tungsten Products Co., Ltd.	Conformant
Tungsten	CID000218	CHINA	Guangdong Xianglu Tungsten Co., Ltd.	Conformant
Tungsten	CID000499	CHINA	Fujian Jinxin Tungsten Co., Ltd.	Conformant
Tungsten	CID000966	UNITED STATES	Kennametal Fallon	Conformant
Tungsten	CID001889	VIET NAM	Tejing (Vietnam) Tungsten Co., Ltd.	Conformant
Tungsten	CID002315	CHINA	Ganzhou Jiangwu Ferrotungsten Co., Ltd.	Conformant
Tungsten	CID002316	CHINA	Jiangxi Yaosheng Tungsten Co., Ltd.	Conformant
Tungsten	CID002318	CHINA	Jiangxi Tonggu Non-ferrous Metallurgical & Chemical Co., Ltd.	Conformant
Tungsten	CID002321	CHINA	Jiangxi Gan Bei Tungsten Co., Ltd.	Conformant
Tungsten	CID002513	CHINA	Chenzhou Diamond Tungsten Products Co., Ltd.	Conformant
Tungsten	CID002649	RUSSIAN FEDERATION	Hydrometallurg, JSC	Conformant
Tungsten	CID000766	CHINA	Hunan Chenzhou Mining Co., Ltd.	Conformant
Tungsten	CID002319	CHINA	Malipo Haiyu Tungsten Co., Ltd.	Conformant
Tungsten	CID002011	VIET NAM	Vietnam Youngsun Tungsten Industry Co., Ltd.	Conformant
Tungsten	CID002095	CHINA	Xinhai Rendan Shaoguan Tungsten Co., Ltd.	Conformant
Tungsten	CID002535	CHINA	Jiangxi Xiushui Xianggan Nonferrous Metals Co., Ltd.	Conformant
Tungsten	CID002827	PHILIPPINES	Philippine Chuangxin Industrial Co., Inc.	Conformant
Tungsten	CID002815	CHINA	South-East Nonferrous Metal Company Limited of Hengyang City	Conformant
Tungsten	CID002830	CHINA	Xinfeng Huarui Tungsten & Molybdenum New Material Co., Ltd.	Conformant
Tungsten	CID002833	BRAZIL	ACL Metais Eireli	Conformant
Tungsten	CID002502	VIET NAM	Asia Tungsten Products Vietnam Ltd.	Conformant
Tungsten	CID002845	RUSSIAN FEDERATION	Moliren Ltd.	Conformant

Metal	CID#	Country	Smelter Name	Audit Status per RMI database 15-Mar-2018
Tungsten	CID002724	RUSSIAN FEDERATION	Unecha Refractory metals plant	Conformant
Tungsten	CID002843	KOREA, REPUBLIC OF	Woltech Korea Co., Ltd.	Conformant